CORPORATE OFFICE
Law Department
1100 Cassatt Road
Berwyn, PA 19312 U.S.A.
Telephone: 610-889-5237
E-mail: lynn.carino@ametek.com

October 13, 2022

via EDGAR Filing
Christopher Dunham
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    AMETEK, Inc. (the “Registrant”)
    Definitive Proxy Statement on Schedule 14A
    Filed March 14, 2022
    File No. 001-12981

Dear Mr. Dunham:

We received your comment letter dated September 20, 2022 (the “Staff Letter”) regarding the Registrant’s Definitive Proxy Statement on Schedule 14A, filed March 14, 2022, for the Annual Meeting of Stockholders held on May 5, 2022 (the “2022 Proxy Statement”). The Registrant respectfully believes that its disclosures under “Corporate Governance⸺Board Leadership Structure” and “Corporate Governance⸺Risk Oversight” in the 2022 Proxy Statement are responsive to Item 407(h) of Regulation S-K. Still, in response to the Staff Letter, the Registrant hereby confirms that the Registrant will be certain to consider and, as applicable, address, the topics raised in the Staff Letter, as well as any material developments to the Company’s risk oversight structure, when drafting its future proxy disclosure.
We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (610) 889-5237 or Robert S. Feit at (610) 889-5258.

Sincerely,

/s/ LYNN CARINO

Lynn Carino
Corporate Counsel, AMETEK, Inc.